
Mail Stop 4720

February 1, 2018

Nina Gupta
Chief Legal Officer
Victory Capital Holdings, Inc.
4900 Tiedeman Road, 4th Floor
Brooklyn, OH 44144

> **Re:** **Victory Capital Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 29, 2018**
> **File No. 333-222509**

Dear Ms. Gupta:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 62

1.   Please revise the introductory paragraph on page 62 to clearly and briefly describe each transaction for which pro forma effects are presented or refer to another page of the filing where these transactions are clearly explained. Refer to Rule 11-02(b)(2) of Regulation S-X.

2.   We note your disclosure on page 23 and elsewhere in the filing related to your proposed debt refinancing. Please revise the pro forma financial information to remove the pro forma adjustment related to this planned transaction since it appears that it is not directly attributable to the offering and factually supportable, or tell us how you determined that it complies with the requirements of Rule 11-02(b)(6) of Regulation S-X. It appears that this proposed debt refinancing is an action that may be taken by management and is expected to occur after the offering. Please note that this adjustment and other actions

expected to be taken by management after the offering may be discussed in MD&A and other appropriate sections of your registration statement.

3.   Please revise to present adjustments related to each significant pro forma transaction in a separate column in your pro forma income statements and balance sheet.

4.   Please revise the notes to your pro forma financial information to more clearly explain how each adjustment is calculated including quantifying any components that comprise the adjustment as well as describing any assumptions involved in their calculation.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services

cc: David K. Boston, Esq.